UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Celsius Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

155118V207
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 155118V207

1	Names of Reporting Persons
William H. Milmoe
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
241,245(1)
	6	Shared Voting Power
42,403,782(2)
	7	Sole Dispositive Power
241,245(1)
	8	Shared Dispositive Power
42,403,782(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
42,645,027(1)(2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
18.4%
12	Type of Reporting Person (See Instructions)
IN

(1)	Consists of (a) 59,745 shares common stock held by the Reporting Person; (b) 165,000 shares of common stock underlying options held by the Reporting Person; and (c) 16,500 shares of common stock representing the unvested portion of a restricted stock grant held by the Reporting Person.
(2)	Consists of (a) 31,603,782 shares of common stock held by CD Financial, LLC (“CDF”); and (b) 10,800,000 shares of common stock held by GRAT 1, LLC (“GRAT 1”). The Reporting Person serves as (a) manager of CDF; (b) a co-trustee of the Carl DeSantis Revocable Trust (the “CDS Trust”), which owns a 99% beneficial interest in CDF; and (c) a co-personal representative of the estate of Carl DeSantis (the “Estate”), which owns a 100% beneficial interest in GRAT 1. The Reporting Person has shared voting and dispositive power over the shares of common stock held by CDF and GRAT 1.

CUSIP No. 155118V207

1	Names of Reporting Persons
Deborah DeSantis
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,593,041(1)
	6	Shared Voting Power
40,955,880(2)
	7	Sole Dispositive Power
1,593,041(1)
	8	Shared Dispositive Power
40,955,880(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
42,548,921(1)(2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
18.4%
12	Type of Reporting Person (See Instructions)
IN

(1)	Consists of (a) 1,579,179 shares common stock held by the Reporting Person; and (b) 13,860 shares of common stock held by the Reporting Person’s spouse.
(2)	Consists of (a) 31,603,782 shares of common stock held by CD Financial, LLC (“CDF”); and (b) 9,352,098 shares of common stock held by the Carl DeSantis Retained Annuity Trust #2 (“Trust #2”). The Reporting Person serves as a co-trustee of each of the CDS Trust and Trust #2 and accordingly, has shared voting and dispositive power over the shares of common stock held by CDF and Trust #2.

CUSIP No. 155118V207

1	Names of Reporting Persons
Dean DeSantis
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
319,257
	6	Shared Voting Power
51,755,880(1)
	7	Sole Dispositive Power
319,257
	8	Shared Dispositive Power
51,755,880(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
52,075,137(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
22.5%
12	Type of Reporting Person (See Instructions)
IN

(1)	Consists of (a) 319,257 shares common stock held by the Reporting Person; (b) 31,603,782 shares of common stock held by CDF; (b) 10,800,000 shares of common stock held by GRAT I; and (b) 9,352,098 shares of common stock held by the Carl DeSantis Grantor Annuity Trust #2 (“Trust #2”). The Reporting Person serves as a co-trustee of each of the CDS Trust and Trust #2 and as a personal representative of the Estate. Accordingly, the Reporting Person has shared voting and dispositive power over the shares of common stock held by CDF, GRAT I and Trust #2.

CUSIP No. 155118V207

1	Names of Reporting Persons
CD Financial, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
31,603,782
	6	Shared Voting Power
0
	7	Sole Dispositive Power
31,603,782
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
31,603,782
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
13.6%
12	Type of Reporting Person (See Instructions)
OO

CUSIP No. 155118V207

1	Names of Reporting Persons
GRAT 1, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
10,800,000
	6	Shared Voting Power
0
	7	Sole Dispositive Power
10,800,000
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
10,800,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
4.7%
12	Type of Reporting Person (See Instructions)
OO

CUSIP No. 155118V207

1	Names of Reporting Persons
Carl DeSantis Retained Annuity Trust 2
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
9,352,098
	6	Shared Voting Power
0
	7	Sole Dispositive Power
9,352,098
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
9,352,098
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
4.0%
12	Type of Reporting Person (See Instructions)
OO

Item 1.

(a)	Name of Issuer:

Celsius Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2424 North Federal Highway, Suite 208

Boca Raton, Florida 33431

Item 2.

(a)	Name of Person Filing:

(1)	William H. Milmoe

(2)	Deborah DeSantis

(3)	Dean DeSantis

(4)	CD Financial, LLC

(5)	GRAT 1, LLC

	(6)	Carl DeSantis Retained Annuity Trust 2

(b)	Address of Principal Business Office or, if None, Residence:

The address for William H. Milmoe, Deborah DeSantis, Dean DeSantis, CD Financial, LLC, GRAT 1, LLC and the Carl DeSantis Retained Annuity Trust 2 is as follows:

190 S.E. Fifth Avenue

Suite 200

Delray Beach, FL 33483

(c)	Citizenship or Place of Organization:

William H. Milmoe - USA

Deborah DeSantis – USA

Dean DeSantis - USA

CD Financial, LLC – Florida

GRAT 1, LLC – Florida

Carl DeSantis Retained Annuity Trust 2 – Florida

(d)	Title and Class of Securities:

Common Stock

(e)	CUSIP No.:

155118V207

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(1)	William H. Milmoe

(a)	Amount Beneficially Owned: 42,645,027

(b)	Percent of Class: 18.4%*

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 241,245

(ii)	Shared power to vote or to direct the vote: 42,403,782

(iii)	Sole power to dispose or to direct the disposition of: 241,245

(iv)	Shared power to dispose or to direct the disposition of: 42,403,782

(2)	Deborah DeSantis

(a)	Amount Beneficially Owned: 42,548,921

(b)	Percent of Class: 18.4%*

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,593,041

(ii)	Shared power to vote or to direct the vote: 40,955,880

(iii)	Sole power to dispose or to direct the disposition of: 1,593,041

(iv)	Shared power to dispose or to direct the disposition of: 40,955,800

(3)	Dean DeSantis

(a)	Amount Beneficially Owned: 52,075,137

(b)	Percent of Class: 22.5%*

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 319,257

(ii)	Shared power to vote or to direct the vote: 51,755,880

(iii)	Sole power to dispose or to direct the disposition of: 319,257

(iv)	Shared power to dispose or to direct the disposition of: 51,755,880

(4)	CD Financial, LLC

(a)	Amount Beneficially Owned: 31,603,782

(b)	Percent of Class: 13.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 31,603,782

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 31,603,782

(iv)	Shared power to dispose or to direct the disposition of: 0

(5)	GRAT 1, LLC

(a)	Amount Beneficially Owned: 10,800,000

(b)	Percent of Class: 4.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 10,800,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 10,800,000

(iv)	Shared power to dispose or to direct the disposition of: 0

(6)	Carl DeSantis Retained Annuity Trust 2

(a)	Amount Beneficially Owned: 9,352,098

(b)	Percent of Class: 4.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 9,352,098

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 9,352,098

(iv)	Shared power to dispose or to direct the disposition of: 0

*	All calculations of percentage ownership herein are based upon an aggregate of 231,675,021 shares of common stock outstanding as of October 31, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023 and as subsequently adjusted for a three-for-one stock split implemented effective November 13, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

The shares of common stock referenced in Item 4, Section 1 above are held of record by William H. Milmoe, Deborah DeSantis, Dean DeSantis, CD Financial, LLC (“CDF”), GRAT1, LLC (“GRAT 1”) and the Carl DeSantis Retained Annuity Trust 2 (“Trust #2).

William H. Milmoe is the manager of CDF and a co-trustee of the Carl DeSantis Revocable Trust (the “CDS Trust”), which owns a 99% beneficial interest in CDF. Dean DeSantis and Deborah DeSantis are the other co-trustees of the CDS Trust.

William H. Milmoe and Dean DeSantis are the co-personal representatives of the estate of Carl DeSantis, which owns a 100% beneficial interest in GRAT 1.

Deborah DeSantis and Dean DeSantis are the co-trustees of Trust #2.

Item 8.	Identification and classification of members of the group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

/s/ William H. Milmoe
William H. Milmoe

/s/ Deborah DeSantis
Deborah DeSantis

/s/ Dean DeSantis
Deborah DeSantis

CD Financial, LLC

/s/ William H. Milmoe
William H. Milmoe, Manager

GRAT 1, LLC

/s/ William H. Milmoe
William H. Milmoe, Personal Representative

Carl DeSantis Retained Annuity Trust 2

/s/ Dean DeSantis
Dean Santis, Trustee

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13G to which this exhibit is attached is filed on behalf of each of them. Each of them is individually eligible to use Schedule 13G to which this exhibit is attached. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February 14, 2024.

/s/ William H. Milmoe
William H. Milmoe

/s/ Deborah DeSantis
Deborah DeSantis

/s/ Dean DeSantis
Deborah DeSantis

CD Financial, LLC

/s/ William H. Milmoe
William H. Milmoe, Manager

GRAT 1, LLC

/s/ William H. Milmoe
William H. Milmoe, Personal Representative

Carl DeSantis Retained Annuity Trust 2

/s/ Dean DeSantis
Dean Santis, Trustee